Filed by Maquia Capital Acquisition Corporation
Pursuant to Rule 425 Under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Subject Company:

Maquia Capital Acquisition Corporation
(Commission File No.: 001-40380)

Date: November 14, 2023

Maquia Capital Acquisition Corporation Announces Filing of Registration Statement on Form S-4 in Connection With Its Proposed Business Combination with Immersed Inc.

AUSTIN, Texas, November 14, 2023 /PRNewswire/ – Maquia Capital Acquisition Corporation (Nasdaq: MAQC) (“Maquia”), a publicly traded special purpose acquisition company (“SPAC”), announced today that on November 9th it filed a registration statement on Form S-4 (the "Registration Statement") with the U.S. Securities and Exchange Commission (“SEC”), which includes a preliminary proxy statement and prospectus in connection with its proposed business combination with Immersed, Inc. (“Immersed” or the “Company”), a leading provider of enterprise AI productivity solutions that use spatial computing to digitally transform the working environment. Upon closing of the proposed business combination, the combined company is expected to be named “Immersed Inc." and to list its common stock on Nasdaq under the new ticker symbols “AIMR”. The Company will continue to be headquartered in Austin, Texas, and will continue to be led by Renji Bijoy (Forbes 30 Under 30, 2021 and Georgia Tech Hall of Fame, 2021), Founder and CEO of Immersed.

While the Registration Statement has not yet become effective and the information contained therein is subject to change, it provides important information about Immersed, Maquia, and the proposed business combination.

"I'm thrilled to be one step closer to fulfilling our public journey to help scale our leading Enterprise AI Solution, empowered by spatial computing,” says Renji Bijoy, Founder and CEO of Immersed. “We've made extraordinary strides in the development of our AI assistant, Curator, and are excited to unveil this to the world as major tech companies have poured dozens of billions of dollars into spatial computing where Immersed is the most used enterprise application measured by the number of hours spent in the application,” adds Renji.

“Immersed satisfies a number of the criteria and guidelines that we have established, including businesses that have an alternative business model with diversification of revenue including hardware and software, a company that leverage SaaS, tech and big data to enhance productivity” said Guillermo Eduardo Cruz, COO of Maquia.

As disclosed in the Registration Statement, after redemptions to date, there is currently approximately $11 million remaining in the trust account representing 1,090,718 public shares. Closing of the business combination is subject to the satisfaction or waiver of a minimum cash closing condition, among other conditions.

Immersed at a Glance

●	Immersed has had over 730,000 unique users to date. However, Immersed’s success can be represented by the number of hours that their users spend working in our application. Their users have spent 20 million minutes working in Immersed in the quarter ended September 30, 2023. That is equivalent to 173 years of working time during the quarter. Monthly active user usage has seasonality relating to holiday seasons and the school year, reaching a peak of about 87,000 monthly active users in May 2023.

●	In an ever-evolving industry, the key to Immersed’s long-term success and growth lies in its unwavering commitment to embracing technological advancements. As pioneers in spatial computing, Immersed understands the criticality of staying ahead of the curve, and its executive management diligently fosters an environment of innovation and adaptability.
●	Immersed believes that its flagship product, the Immersed application, can be at the forefront of revolutionizing remote collaboration. Immersed is dedicated to continually enhancing the application to provide users with a seamless and intuitive virtual workspace. As its product development cycles are tightly integrated and informed by user data, user feedback, and user interviews, its product roadmap for the Immersed application includes ongoing improvements to enhance user experience and productivity, in addition to incorporating user-requested integrations.
●	Complementing the Immersed application, Immersed’s work-optimized spatial computing hardware, Visor, will be designed to elevate the immersive experience for professionals. The Visor product roadmap is expected to encompass advancements in display technology, enhanced tracking precision, and ergonomic design improvements. In close collaboration with major tech companies, Immersed aims to create a next-generation device that seamlessly integrates with the Immersed application, creating a cohesive and efficient workflow for remote collaboration.
●	Proceeds from the transaction are expected to enable Immersed to complete the development of its cutting-edge AI assistant, “Curator”, and deliver its purpose-built, lightweight headset, “Visor”.

●	One of Immersed’s key growth strategies lies in fostering strategic partnerships with enterprise partners. Immersed’s approach goes beyond hardware development: it encompasses channel sales and a dynamic land-and-expand model. By creating alliances with major players in the enterprise sector, Immersed aims to create a powerful ecosystem that amplifies its reach and impact.

Transaction Overview

The proposed business combination sets Immersed implied pre-money enterprise value at closing at $150 million. Maquia and Immersed boards of directors have approved the proposed business combination, which is expected to be completed in the first half of 2024 subject to, among other things, the approval by Maquia and Immersed stockholders and other customary closing conditions.

Advisors

Greenberg Traurig, LLP is serving as legal advisor to Immersed. EF Hutton is serving as capital markets advisor to Maquia and the Law Offices of Allan M. Lerner and Homer Bonner Jacobs Ortiz are serving as legal advisors to Maquia.

About Immersed

Immersed is a leading provider of enterprise AI productivity solutions that digitally transform the working environment to enhance worker and company efficiency. Founded in 2017 and headquartered in Austin, Texas, Immersed has developed some of the leading spatial computing software optimized for enterprise, that allows users to work full-time with their team in virtual AR/VR spaces. Immersed is also developing purpose-built spatial computing hardware that bridges the physical world to the virtual world (the "Visor", that Immersed intends to develop with a major AR/VR manufacturing company) and an AI assistant trained for enterprise office productivity using a multi-modal Large Language Model (LLM) named "Curator" that it believes has the potential to vastly increase worker productivity. With its innovative spatial computing software and AI-driven solutions, Immersed believes it is well positioned to help organizations adapt to the changing dynamics of the workforce and equip employees with the skills and capabilities needed for the jobs of the future.

About Maquia

Maquia Capital Acquisition Corp (NASDAQ: MAQCU) is a special purpose acquisition company formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with a business. Maquia is focused on partnering with a high-quality software or technology-enabled growth business serving consumers or enterprises. For more information, please visit https://maquiacapital.com/.

Additional Information and Where to Find It

In connection with the proposed business combination (the "Business Combination"), Maquia has filed with the SEC the Registration Statement, which includes a preliminary proxy statement/prospectus of Maquia and consent solicitation statement of Immersed, in connection with the Business Combination and related matters. After the Registration Statement is declared effective, Maquia and Immersed will mail a definitive proxy statement/prospectus and other relevant documents to their respective stockholders. This communication does not contain any information that should be considered by Maquia’s or Immersed’s stockholders concerning the transaction and is not intended to constitute the basis of any voting or investment decision in respect of the transaction or the securities of Maquia. Maquia's and Immersed’s stockholders and other interested persons are advised to read the preliminary proxy statement/prospectus/consent solicitation statement, and amendments thereto, and, when available, the definitive proxy statement/prospectus/consent solicitation statement in connection with Maquia's and Immersed solicitation of proxies for their stockholders' meetings to be held to approve the Business Combination and related matters because the proxy statement/prospectus/consent solicitation statement contains important information about Maquia and Immersed and the proposed Business Combination.

The definitive proxy statement/prospectus/consent solicitation statement will be mailed to stockholders of Maquia and Immersed as of a record date to be established for voting on the proposed Business Combination and related matters. Stockholders may obtain copies of the registration statement, proxy statement/prospectus/consent solicitation statement and all other relevant documents filed or that will be filed with the SEC by Immersed and Maquia, when available, without charge, at the SEC's website at www.sec.gov or by directing a request to: Maquia Capital Acquisition Corp., at https://maquiacapital.com/ or a written request to: Guillermo@maquiacapital.com.

No Offer or Solicitation

This communication is for informational purposes only and shall not constitute a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed transaction, neither is it intended to nor does it constitute an offer to sell or purchase, nor a solicitation of an offer to sell, buy or subscribe for any securities, nor is it a solicitation of any vote in any jurisdiction pursuant to the Business Combination or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be deemed to be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or an exemption therefrom.

Participants in Solicitation

This communication is not a solicitation of a proxy from any investor or securityholder. Maquia, Maquia Investments North America LLC (Maquia's Sponsor), Immersed and their respective directors, officers and other members of their management and employees may be deemed to be participants in the solicitation of proxies from Maquia's stockholders with respect to the proposed Business Combination and related matters. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of the directors and officers of Maquia or Immersed in the proxy statement/prospectus/consent solicitation statement relating to the proposed Business Combination filed with the SEC. These documents may be obtained free of charge from the sources indicated below.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements in this communication are "forward-looking statements" within the meaning of the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. When used in this press release, words such as "may", "should", "expect", "intend", "will", "estimate", "anticipate", "believe", "predict", "potential" or "continue", or variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements. All statements other than statements of historical fact contained in this press release, including statements regarding the proposed Business Combination, including the proforma enterprise value and anticipated listing of Immersed on Nasdaq and intention to raise financing, as well as statements regarding the potential benefits, anticipated market position and growth potential of Immersed’s existing and future innovative technology and products are forward-looking statements.

These forward-looking statements and factors that may cause actual results to differ materially from current expectations include, but are not limited to: the inability of the parties to complete the transactions contemplated by the definitive agreement relating to the Business Combination in a timely manner or at all; the risk that the Business Combination may not be completed by Maquia's initial business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by Maquia; the outcome of any legal proceedings that may be instituted against Maquia or Immersed, the Company or others following the announcement of the Business Combination and any definitive agreements with respect thereto; the inability to satisfy the conditions to the consummation of the Business Combination, including the approval of the Business Combination by the stockholders of Maquia; the occurrence of any event, change or other circumstance that could give rise to the termination of the definitive agreement relating to the Business Combination; costs related to the proposed transaction; actual or potential conflicts of interest of Maquia’s management with its public stockholders; changes to the proposed structure of the Business Combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the Business Combination; the ability to meet stock exchange listing standards following the consummation of the Business Combination; the effect of the announcement or pendency of the Business Combination on Immersed's business relationships, operating results, current plans and operations of Immersed; the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, the ability of the Company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; changes in applicable laws or regulations; the possibility that Maquia, Immersed or the Company may be adversely affected by other economic, business, and/or competitive factors; Maquia's or Immersed's estimates of expenses and profitability; expectations with respect to future operating and financial performance and growth, including the timing of the completion of the proposed Business Combination; Maquia’s and Immersed's ability to execute on their business plans and strategy; the risk that the price of Macquia’s or the Company’s securities may be volatile due to a variety of factors, including macro-economic and social environments affecting the Company’s business and changes in the combined capital structure; the Company’s ability to successfully develop and integrate its innovative products, including Visor; risks related to the spatial computing software market in general; and other risks and uncertainties described from time to time in filings with the SEC.

The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the "Risk Factors" section of the Registration Statement referenced above and other documents filed by Maquia from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Maquia and Immersed assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise, except as otherwise required by law. Neither Maquia nor Immersed gives any assurance that Maquia or Immersed, or the Company, will achieve any stated expectations.

Contacts

For Maquia Media Inquiries

Guillermo Cruz

guillermo@maquiacapital.com

For Immersed Media Inquiries

Ryan Yep

Press@immersed.com